

SE 07003109 IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1 Financial Marketplace Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Gary Lane
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pershawn Reynolds 310 293-3148
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278 NE, Suite 105, Covington, GA 30014
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
156
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pershaun Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1 Financial Marketplace Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / FINOP
Title

Lena D. Lee 2/21/07
Notary Public


LENA D. LEE
Commission # 1460612
Notary Public - California
Los Angeles County
My Comm. Expires Jan 6, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 FINANCIAL MARKETPLACE SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2006 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
1 FINANCIAL MARKETPLACE SECURITIES, LLC

We have audited the accompanying statement of financial condition of 1 Financial Marketplace Securities, LLC as of December 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1 Financial Marketplace Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 8, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSET - Cash	$ 7,728
OTHER ASSET -	
Organizational costs, net of accumulated amortization of $1,854	186
TOTAL	$ 7,914

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$ 7,914
TOTAL	$ 7,914

See Independent Auditors' Report and
Notes to Financial Statements.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Commissions	$	276,204
Interest		491
Total revenue		276,695
EXPENSES:		
Management and administrative		227,923
Commissions		38,368
NASD fees		7,700
Bank charges		2,557
Amortization		408
Total expenses		276,956
NET LOSS		(261)
MEMBER'S EQUITY, JANUARY 1		8,175
MEMBER'S EQUITY, DECEMBER 31	$	7,914

See Independent Auditors' Report and Notes to Financial Statements.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net loss	$	(261)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		408
Net cash provided by operating activities		147
NET INCREASE IN CASH		147
CASH AT BEGINNING OF YEAR		7,581
CASH AT END OF YEAR	$	7,728

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

1 Financial Marketplace Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a Pennsylvania limited liability company on July 9, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including sales of variable annuities, mutual funds and investment advisory services.

Commissions

Commission revenue is derived by the Company selling variable annuities, life insurance and mutual funds on an application way basis through various insurance company providers on behalf of its customers.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Amortization

Amortization is provided on a straight-line basis using an estimated useful life of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 RELATED PARTY TRANSACTIONS

The Company and the sole member have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company are paid by the sole Member individually. Additionally, under the Agreement, the sole Member will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see note 3). Further, the sole Member has no recourse to the recapture or the collection of the aforementioned capital contributions from the Company , and the Company has no obligation to repay these capital contributions to the sole Member or any other entity. There were no capital contributions made by the sole member to the Company for the year ended December 31, 2006. The sole Member incurred $227,923 in costs on behalf of the Company for the year ended December 31, 2006 which is reflected on the statement of operations as management and administrative fees and which, all of these costs were reimbursed to its sole Member by the Company. The costs included as expenses to be paid by, and accounted for on the books and records of the sole Member, include marketing, salaries and benefits, rent and utilities, and leases and notes.

3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $7,728, which was $2,728 in excess of its required net capital of $5,000.

4. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all funds and delivers all securities received in connection with the Company's activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 7,914
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Organizational costs - net	(186)
NET CAPITAL	$ 7,728
AGGREGATE INDEBTEDNESS -	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 2,728
Excess net capital at 1,000 percent	$ 7,728

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2006.

See Independent Auditors' Report

REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

Board of Directors
1 FINANCIAL MARKETPLACE SECURITIES, LLC

In planning and performing our audit of the financial statements and supplementary schedule of 1 Financial Marketplace Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 8, 2007

END